WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

April 15, 2011

Tonya Bryan
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Yaboo, Inc.
Registration Statement on Form S-1
Amendment No. 5.
File No. 333-164999

Dear Ms. Bryan:

We have filed on EDGAR the above Amendment No. 5 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1.
We have revised our disclosure on this issue as follows:  There are no “licensed” green foods restaurants in China.  Instead, as what is known in China as a “green foods” restaurant, we focus on selling foods that meet “Green Food” standards set by the China Ministry of Agriculture.

2.	We have added the following disclosure to this paragraph: However, we have no written agreements with Mr. Jiang, Mr. Gao or Mr. Wang, our management, to loan these funds to us.
3.	The references to being in the development stage were deleted
4.	The financial statements have been updated
5.	We have filed both pages of the English Translation as Exhibit 3.3